                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934



                            UNITED MAGAZINE COMPANY
                            ------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title and Class of Securities)

                                   91-0810209
                                 --------------
                                 (CUSIP Number)






                            Ruth Hunter Smith, Esq.
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                With copies to:

                              Robert K. Rupp, Esq.
                               Baker & Hostetler
                        65 East State Street, Suite 2100
                              Columbus, Ohio 43215
                                 (614) 228-1541


                                February 9, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Schedule: [X]

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                              CUSIP No. 91-0810209

(1)   Names of Reporting Persons. S.S.
      or I.R.S. Identification Nos. of              George R. Klein
      Above Persons                                 SS-No.:
----------------------------------------------------------------------------

(2)   Check the Appropriate Box if a                (a) X
      Member of a Group (see                        ------------------------
      instructions)                                 (b)
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(3)   SEC Use Only
----------------------------------------------------------------------------

(4)   Source of Funds (see instructions)            00 (other)
----------------------------------------------------------------------------

(5)   Check if Disclosure of Legal
      Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
----------------------------------------------------------------------------

(6)   Citizenship or Place of Organization          U.S. Citizen
----------------------------------------------------------------------------

Number of Shares        (7)   Sole Voting
Beneficially Owned            Power                 1,169,502
by Each Reporting       ----------------------------------------------------
Person With             (8)   Shared Vot-
                              ing Power
                        ----------------------------------------------------

                        (9)   Sole Disposi-
                              tive Power            1,169,502
                        ----------------------------------------------------

                        (10)  Shared
                              Dispositive Power
----------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                1,169,502
----------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares
      (see instructions)
----------------------------------------------------------------------------

(13)  Percent of Class Represented by
      Amount in Row (11)                            15.7%
----------------------------------------------------------------------------

(14)  Type of Reporting Person (see
      instructions)                                 IN


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Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.

Item 2.   Identity and Background.

      (a) George R. Klein ("Klein")

      (b)
          -------------------------

          -------------------------

      (c) Division President
          United Magazine Company
          wholesale periodical distributor
          5131 Post Road
          Dublin, Ohio 43017

      (d) During the last five years, Mr. Klein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Klein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Klein was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) U.S. citizen.
--------------------------------------------------------------------------------

Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Klein acquired common shares, without par value ("Common Shares") of United Magazine Company, an Ohio corporation (the "Company"), in transactions which closed on February 9, 1998. In these transactions, the Company acquired stock of independent periodical wholesale companies of which Mr. Klein was the owner. See Item 4 for a description of the transactions. The consideration paid by Mr. Klein for such Common Shares consisted of shares of stock which were exchanged for Common Shares and Senior and Subordinated Debentures of the Company. Mr. Klein also acquired additional Common Shares as payment of 67% of the accrued interest due through December 31, 1997 under the Senior and Subordinated Debentures of the Company.

Item 4.   Purpose of Transactions.

     At the annual shareholders meeting of the Company held on September 3, 1997, the shareholders approved a number of acquisitions by the Company. Mr. Klein was a shareholder of companies acquired and he received his Common Shares of the Company in consideration for the transfer by him of stock in such acquired companies in exchange for Common Shares and Senior and Subordinated Debentures of the Company. The following is a summary of such transactions.

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     Other than as described or referred to above, the Company is currently attempting to raise additional equity by the issuance of its Common Shares pursuant to a private offering. None of the persons filing this Schedule 13D has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition or control of the Company by any person; (h) causing the shares to cease to be authorized to be quoted in an interdealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Each of the parties filing this Schedule 13D reserves the right to formulate plans or proposals, and to take such action, in the future with respect to any or all of the matters referred to in this Item and any other matters as any of them may determine.

Item 5.   Interest in Securities of Issuer.

      (a)
                                Common Shares          Percent of
                Name         Beneficially Owned          Class
                ----         ------------------          -----

           George R. Klein        1,169,502              15.7%

           ---------------

           The nature of the beneficial ownership of all shares listed above is sole voting and investment power.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

       None.

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                                   Signatures

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 1998

                                                /s/ GEORGE R. KLEIN
                                                ------------------
                                                   George R. Klein





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